April 13, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortress Biotech, Inc.

Registration Statement on Form S-3

File No. 333-269687

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fortress Biotech, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:00 p.m. Eastern time, on April 13, 2023, or at such other time as the Company or its outside counsel, McGuireWoods LLP, may request via a telephone call to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Rakesh Gopalan of McGuireWoods LLP at (704) 343-2275.

Thank you for your assistance in this matter.

Very truly yours,

/s/ David Jin
Name: David Jin
Title: Chief Financial Officer

cc (electronic):	Sam Berry, General Counsel
Rakesh Gopalan, McGuireWoods LLP